June 8, 2005

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Rackable Systems, Inc. (the “Company”)

Registration Statement on Form S-1

File No. 333-122576

Dear Ladies and Gentlemen:

Pursuant to Rule 460 under the Securities Act of 1933, as amended, the undersigned, as representatives of the underwriters of the proposed public offering of shares of common stock, $0.001 par value per share, of the Company, hereby advise you that the Preliminary Prospectus, dated May 4, 2005 and included in Amendment No. 3 to the above-referenced Registration Statement, filed with the Securities and Exchange Commission on May 4, 2005, was distributed during the period May 4 through May 27, 2005 as follows:

•	55 to dealers

•	3,374 to institutions

•	2,898 to others

Total: 6,327 Preliminary Prospectuses

Securities and Exchange Commission

June 8, 2005

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby join in the request of the Company that the effective date for the above-referenced Registration Statement on Form S-1 be accelerated so that the Registration Statement may become effective on June 9, 2005 at 5:30 p.m., Eastern Standard Time, or as soon as practicable thereafter.

Very truly yours, THOMAS WEISEL PARTNERS LLC PIPER JAFFRAY & CO. RBC CAPITAL MARKETS CORPORATION PACIFIC CREST SECURITIES INC. By: THOMAS WEISEL PARTNERS LLC

/s/ Jason Pedersen
By:	Jason Pedersen
Title:	Partner